[Letterhead of Hughes Supply, Inc.]

VIA FACSIMILE AND EDGAR

July 19, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Hughes Supply, Inc. Registration Statement on Form S-4/A File No. 333-124792 and 333-124792-01 through 38 Acceleration Request

Ladies and Gentlemen:

In connection with Hughes Supply, Inc.’s (the “Company”) above-referenced pending Registration Statement on Form S-4/A (the “Filing”) under the Securities Act of 1933, as amended, the Company and the subsidiaries of the Company that are additional registrants with respect to the Filing (the “Additional Registrants”) hereby request acceleration of the effectiveness of the Registration Statement at 4:00 p.m. on July 21, 2005 or as soon thereafter as practicable.

By filing this acceleration request, the Company and each of the Additional Registrants hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company and the Additional Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•	the Company and the Additional Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, HUGHES SUPPLY, INC.

By:	/s/ John Z. Paré
John Z. Paré, Esq. Senior Vice President and General Counsel

SUBSIDIARIES:

COMPASS UTILITY SUPPLY, LTD.

HUGHESBUILDING MATERIALS GROUP, INC.

HUGHES CANADA, INC.

HUGHES GP & MANAGEMENT, INC.

HUGHES INSURANCE HOLDINGS, INC.,

HUGHES MRO GROUP, INC.

HUGHES PLUMBING GROUP, INC.

HUGHES SUPPLY MANAGEMENT, INC.

HUGHESSUPPLY MANAGEMENT SERVICES, INC.

HUGHES SUPPLY SHARED SERVICES, INC.

HUGHES UTILITIES GROUP, INC.

MEREX CORPORATION

MONTANA ELECTRIC SUPPLY

MONTANA ELECTRIC SUPPLY, INC.

SOUTHWEST POWER, INC.

WESTERN STATES ELECTRIC, INC.

WORLD-WIDE TRAVEL NETWORK, INC.

WES ACQUISITION CORPORATION (d/b/a         Wyoline Electric Supply, Inc.)

By:	/s/ David Bearman
David Bearman Treasurer

HUGHESBUILDING MATERIALS HOLDINGS, LLC

HUGHES ELECTRIC HOLDINGS, LLC

HUGHES HOLDINGS, LLC

HUGHES MRO HOLDINGS, LLC

HUGHES PLUMBING HOLDINGS, LLC

HUGHES UTILITIES HOLDINGS, LLC

HUGHES WATER & SEWER HOLDINGS, LLC

UTILITYPRODUCTS SUPPLY COMPANY, LLC

By:	HUGHES GP & MANAGEMENT, INC., manager

By:	/s/ David Bearman
David Bearman Treasurer

HUGHES BUILDING MATERIALS, LTD. HUGHES ELECTRIC SUPPLY, LTD. HUGHES MRO, LTD. HUGHES PLUMBING SUPPLY, LTD. HUGHES UTILITIES, LTD. HUGHES WATER & SEWER, LTD. SOUTHWEST STAINLESS, LP

By:	HUGHES GP & MANAGEMENT, INC., general partner

By:	/s/ David Bearman
David Bearman Treasurer

PROVALUE, LLC

By:	HUGHES SUPPLY SHARED SERVICES, INC.,manager

By:	/s/ David Bearman
David Bearman Treasurer

HSI FUNDING, LLC HSI IP, INC. SWS ACQUISITION, LLC

By:	/s/ John Z. Paré
John Z. Paré Assistant Secretary